Capitalisation and Indebtedness	Exhibit 99.3

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2017. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th Jun 2017

(000)
Share Capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	17,033,760

£ million
Group shareholders’ equity

Called up share capital	4,258

Share premium account	17,740

Other reserves	6,148

Other equity instruments	7,694

Retained earnings	28,026

Shareholders’ equity excluding non-controlling interests	63,866

Non-controlling interests	2,397

Total equity	66,263

Group indebtedness[1]

Subordinated liabilities	23,879

Debt securities in issue	76,664

Total indebtedness	100,543

Total capitalisation and indebtedness	166,806

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	15,971

Performance guarantees, acceptances and endorsements	4,664

Total contingent liabilities	20,635

Documentary credits and other short-term trade related transactions	966

Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	297,472

1	“Group indebtedness” includes interest accrued as at 30th June 2017 in accordance with International Financial Reporting Standards

Barclays PLC and Barclays Bank PLC	1